Exhibit 12.1

MarkWest Energy Partners, L.P.
Calculation of Earnings to Fixed Charges
(Dollar amounts in thousands)

	2009	2010	2011	2012	2013	2014 (through September 30, 2014)
Total fixed charges	$112,965	$120,697	$123,879	$157,323	$200,852	$156,580
Earnings:
Earnings from continuing operations before income taxes	$(196,372)	$31,757	$118,449	$255,293	$53,114	$135,648
Add:
Fixed charges	112,965	120,697	123,879	157,323	200,852	156,580
Amortization of capitalized interest	1,444	1,583	1,639	2,942	4,694	4,299
Cash distributions from equity method investments	—	8,448	4,382	8,416	6,370	7,186
Income (loss) from equity method investments	5,307	3,823	158	2,328	1,422	(2,026)
Subtract:
Interest capitalized	(12,228)	(2,766)	(1,121)	(26,061)	(35,053)	(20,767)
Total earnings	$(88,884)	$163,542	$247,386	$400,241	$231,399	$280,920
Ratio	(0.79)	1.35	2.00	2.54	1.15	1.79
Deficit	$(201,849)	$—	$—	$—	$—	$—